EXHIBIT 2

SCHEDULE A

Transactions

Transaction Date	Nature of Transaction	Quantity	Weighted Average Price Per Share*	Price Range
				Minimum	Maximum
March 19, 2025	Open Market Sale	13,491	$2.1586	$2.12	$2.19
March 20, 2025	Open Market Sale	29,675	$2.2238	$2.18	$2.28
March 21, 2025	Open Market Sale	800	$2.2613	$2.26	$2.27
March 24, 2025	Open Market Sale	16,995	$2.2432	$2.20	$2.32
March 25, 2025	Open Market Sale	180	$2.2272	$2.225	$2.23
March 26, 2025	Open Market Sale	601,448	$2.1424	$2.14	$2.23
March 27, 2025	Open Market Sale	183,523	$2.3672	$2.15	$2.45

*The Reporting Persons undertake to provide to the SEC staff, upon request, full information regarding the number of shares purchased at each price within the ranges set forth in the table above.